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October 19, 2016

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Monster Worldwide, Inc.

Responses to Letter dated October 19, 2016 with respect to Preliminary Consent Solicitation Statement on Schedule 14A filed by MediaNews Group, Inc. et al.

Filed October 18, 2016

File No. 001-34209

Dear Mr. Hindin:

On behalf of MediaNews Group, Inc. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated October 19, 2016 (the “SEC Comment Letter”) in connection with the Second Revised Preliminary Consent Statement on Schedule 14A filed on October 18, 2016 (the “Second Revised Consent Statement”) with respect to Monster Worldwide, Inc. (“Monster” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a third revised Preliminary Consent Statement on Schedule 14A (the “Third Revised Consent Statement”). The Third Revised Consent Statement reflects revisions made to the Second Revised Consent Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Second Revised Consent Statement, while the page numbers in the responses refer to pages in the Third Revised Consent Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Third Revised Consent Statement.

Perry J. Hindin, Esq. October 19, 2016 Page 2

Second Revised Consent Statement filed on October 18, 2016

General

1.	We note your response to prior comment 2 and the disclosure on page 2 of the revised consent solicitation statement indicating that as a result of the change in the Board’s recommendation Randstad may be entitled to terminate the Merger Agreement and cause the Company to pay a termination fee of $9 million. However, it appears that a change in the Board’s recommendation would constitute a breach of the Merger Agreement. Specifically, we note that under Sections 6.02(d) and (e) of the Merger Agreement, the Board is only permitted to change its recommendation in response to a Superior Proposal or an Intervening Event (as such terms are defined in the Merger Agreement), neither of which would appear to have occurred or would occur as a result of MNG succeeding in its consent solicitation. Please disclose this point.

Furthermore, since it appears that the change in recommendation proposed by MNG is not permitted under Section 6.02(d) or (e) of the Merger Agreement, such change would appear to constitute an Intentional and Knowing Breach (as such term is defined in the Merger Agreement) of the Merger Agreement. Section 9.04(g) of the Merger Agreement appears to indicate that in the event of an Intentional and Knowing Breach, Randstad is entitled, in addition to the $9,000,000 termination fee, to pursue a breach of contract claim for additional monetary damages which does not appear to be subject to any monetary limit. Please disclose this additional point.

In response to your comment, the Filing Persons have supplemented the disclosure on page 2 of the Third Revised Consent Statement to state that Randstad may argue that a change in the Board’s recommendation that occurs prior to the termination of the Merger Agreement would constitute a breach of the Merger Agreement and entitle Randstad to pursue a breach of contract claim for additional monetary damages, though we believe that a breach of contract claim would be without merit. We respectfully refer the Staff to the following supplemental support outlining a reasonable basis for the Filing Persons’ beliefs.

Section 6.02(c)

Section 6.02(c) of the Merger Agreement permits the Board to changes its recommendation following an unexpected material event if the Board believes it is required to do so under its fiduciary duties. Section 6.02(c) of the Merger Agreement provides that, “Notwithstanding anything to the contrary contained in this [Merger] Agreement, but subject to Section 6.02(e), if at any time prior to the consummation of the Offer, an Intervening Event occurs or arises, the Company Board may make a Change in Recommendation described in clause (A), (C) or (D) of the definition thereof if the Company Board determines, after consultation with its legal advisor, that the failure to

Perry J. Hindin, Esq. October 19, 2016 Page 3

take such action would be inconsistent with the Company Board’s fiduciary duties under Applicable Law.” Section 1.01(a) of the Merger Agreement defines an Intervening Event as:

any Effect occurring or arising after the date of this Agreement that (i) is material to the Company and the Company Subsidiaries, taken as a whole, (ii) was not known (or, if known, the consequences of which were not known) to the Company Board as of the date of this Agreement, (iii) becomes known to the Company Board prior to the consummation of the Offer and (iv) does not relate to or involve any Acquisition Proposal; provided that (i) any fluctuation in the market price or trading volume of the Shares shall, in any case not constitute an Intervening Event (it being understood that the Effects giving rise or contributing to such fluctuations that are not otherwise excluded from the definition of an “Intervening Event” may be taken into account) and (ii) in no event shall any Effect that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Parent or any of its Affiliates constitute an Intervening Event (it being understood that the Effects giving rise or contributing to such adverse effect that are not otherwise excluded from the definition of an “Intervening Event” may be taken into account).

An “Effect” is defined in the definition of “Company Material Adverse Effect” as “any circumstance, event, change, development, occurrence, state of facts, condition or effect.”

The Filing Persons believe that the removal and replacement of all of the members of the Board and the termination of the Company’s Chief Executive Officer would constitute an Intervening Event. We note that the hiring and firing of a CEO is a very important event that is clearly material to the Company and its future and often has an immediate impact on the stock price of the company. We also note that such events are also material events that would each individually trigger a filing by the Company on a Form 8-K. In addition, the fact that the Board and CEO would be replaced as a result of a consent solicitation by one of the Company’s stockholders was not known to the Board when it signed the Merger Agreement, as MNG had not yet formulated or even considered such a plan. In addition, the replacement of the Board and CEO (1) has become known to the Company prior to the consummation of the Offer, (2) does not relate to or involve any acquisition proposal, (3) is not purely a fluctuation in the market price of the Company’s shares, and (4) would not reasonably be expected to have an adverse effect on the business or financial condition of Randstad or any of its affiliates. Accordingly, the success of the Consent Solicitation would be an Intervening Event.

The final part of the inquiry under Section 6.02(c) is that the Board must determine, after consultation with its legal advisor, that the failure to change its recommendation would be inconsistent with the Board’s fiduciary duties under applicable law. We note that the board of directors of a Delaware corporation owes a fiduciary duty of disclosure to their stockholders even when a board is not

Perry J. Hindin, Esq. October 19, 2016 Page 4

seeking stockholder action.[1] If the Board believes that the proposed tender offer is inadequate and that the Company’s previous disclosures regarding the adequacy of the tender offer are misleading, the Board has a fiduciary duty to stockholders to correct such disclosure. In addition, Rule 14e-2 under the Securities Exchange Act of 1934, as amended, requires a Company to promptly disclose any material change in a Company’s statement/recommendation on Schedule 14D-9. Accordingly, if the Board determines that the Company’s previous recommendation was incorrect or no longer believes it is an accurate statement of the Board’s views, it is required by law to change such recommendation.

Section 6.02(g)

In addition, Section 6.02(g) independently permits the Board to change its recommendation in these specific circumstances. Section 6.02(g) states:

Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing any position or disclosing any information reasonably required under Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), … and (iii) making any disclosure to the holders of Shares if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law; provided, in each case, that no Change in Recommendation may be made unless the Company shall have first complied with its obligations under Section 6.02(e).

As specified above, (1) Rule 14e-2 would require a Board who believes that a tender offer is inadequate to correct a previously filed statement/recommendation on Schedule 14D-9 to provide its views on a tender offer and (2) the Board’s duty of candor would require the Board to provide corrective disclosure specifying its views on the adequacy of a tender offer. As the proviso at the end of Section 6.02(g) acknowledges, taking and disclosing such positions and making such disclosures may constitute a Change in Recommendation and requires compliance with the notice and other provisions of Section 6.02(e).

Consequences of a Change in Recommendation

We note that a change in recommendation resulting from the taking of the actions described in Sections 6.02(c) or (g) in the circumstances described would not be an Intentional and Knowing

_______________________

[1] Malone v. Brincat, 722 A.2d 5 (Del. 1998)

Perry J. Hindin, Esq. October 19, 2016 Page 5

Breach[2]—or even a breach at all—of the Merger Agreement, as such actions are specifically permitted by, and therefore not in violation of, the Merger Agreement. Instead, such actions would at most constitute a “Change in Recommendation”, which would give Randstad the right to terminate the Merger Agreement and cause the payment of a $9 million termination fee.

Delaware Courts on Limitations to Changing Recommendations

To the extent the Merger Agreement could be interpreted to prohibit the Board from changing its recommendation when its fiduciary duties require it to do so, or would deem such a change in recommendation a breach of the Merger Agreement, we believe that the Merger Agreement would be unenforceable under Delaware law. Dictum in Delaware case law questions whether a merger agreement can limit a change in recommendation on the theory that directors’ fiduciary duties require the board to be able to change its recommendation for any reason. Vice Chancellor Laster of the Delaware Chancery Court made clear his view that Delaware boards should retain the right to change their recommendation in compliance with their fiduciary duties, explaining that “[u]nlike in the no-shop and termination outs, fiduciary duty law in this context can’t be overridden by contract” because “it implicates duties to target stockholders to communicate truthfully.”[3] In In re NYSE Euronext Shareholders Litigation, then-Chancellor Strine expressed skepticism regarding provisions limiting a board’s ability to change its recommendation and described them as “contractual promises to lie in the future.”[4] Chancellor Strine also noted that although such provisions create litigation and deal risk, some companies merely accede to them in negotiations to gain a higher price. Under Delaware law, the Board must be able to communicate honestly with stockholders if the Board determines that a transaction is no longer advisable, and we believe that a provision preventing the Board from doing so – by deeming such communication an intentional and knowing breach of an agreement – is invalid as a matter of law.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

____________________________

[2] Defined in Section 1.01(a) of the Merger Agreement as “a breach by a party hereto of the terms of this Agreement where both the action that constituted the breach was deliberate and not inadvertent and, at the time, the party or its Representatives taking or authorizing such action knew that such action would constitute, or would reasonably be expected to result in, a breach.”

[3] In re Complete Genomics, Inc. S’holder Litig. C.A. No. 7888-VCL, at 104 (Del. Ch. Nov. 9, 2012).

[4] Transcript of Oral Argument at 133, In re NYSE Euronext S’holders Litig., C.A. 8136-CS (Del. Ch. May 10, 2013).

Perry J. Hindin, Esq. October 19, 2016 Page 6

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.